UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 W. 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Schedule 14D-9 relates to the proposed acquisition of RC2 Corporation (the “Company”) by TOMY Company, Ltd. (“Tomy”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 10, 2011, among Tomy, Galaxy Dream Corporation and the Company and consists of an email from Peter A. Nicholson, Chief Financial Officer of the Company, sent on March 18, 2011, to the participants in the Company’s Employee Stock Purchase Plan.

Email from Peter A. Nicholson, Chief Financial Officer of the Company, to all participants in the Company’s Employee Stock Purchase Plan
To all ESPP participants:
This email is being sent in connection with the pending transaction announced last week between TOMY Company, Ltd. and RC2 Corporation. In connection with this pending transaction, TOMY is scheduled to commence its tender offer on March 24.
Currently all ESPP shares are held in a custodial account in the name of RC2 Corporation on behalf of the ESPP participants. Transferring shares to your personal account may be the fastest and most efficient method of receiving cash for your ESPP shares in the pending transaction.
In order to transfer the shares out of the ESPP account into your own brokerage account, the attached ESPP Distribution Form needs to be filled out.
In order to expedite the process of transferring your ESPP shares to your own broker directed account, at this time, I would like to encourage you to complete the attached ESPP Distribution Form. RC2 will then transfer all shares held in the custodial account on your behalf to your personal brokerage account. This should not be returned to Diane Jones until after March 24. However, please note, we would like to have these forms back to Diane Jones by April 8, which will provide us with time to transfer the shares prior to any consummation of the tender offer.
PLEASE NOTE THAT ALTHOUGH THESE SHARES WILL BE TRANSFERRED TO YOUR OWN BROKERAGE ACCOUNT, THE CURRENT TRADING BLACKOUT RULES STILL APPLY. AS SUCH, THESE SHARES SHOULD NOT BE SOLD IN THE MARKET.
If you do not have a brokerage account, we ask that you establish one at a broker of your choice to the extent you would like the shares transferred out of the ESPP custodial account into your own account. We have made arrangements with Robert W. Baird to facilitate the opening of brokerage accounts for ESPP participants. Please contact Diane Jones or Eric Allison for the application and contact information to open a Baird brokerage account or if you have any questions.
Thanks,
Pete Nicholson
The tender offer described in this communication has not yet been commenced. At the time the tender offer is commenced, TOMY will file a tender offer statement on a Schedule TO with the Securities and Exchange Commission (the “SEC”), and RC2 will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information about the tender offer and proposed merger that should be read carefully before any decision is made with respect to the tender offer. You can obtain all of these documents (and all other offer documents filed with the SEC) when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, free copies of the tender offer statement and related material may be obtained, when they become available at Tomy’s website at www.takaratomy.co.jp/company/release/ir/index.html; and the solicitation/recommendation statement, and related materials may be obtained, when available, without charge, by directing a request to 1111 West 22nd Street, Suite 320, Oak Brook, Illinois 60523, or on RC2’s corporate website at www.rc2.com.

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